Your **Vote** Counts!

SPOTIFY TECHNOLOGY S.A.

2025 Annual Meeting
Vote by April 4, 2025
11:59 PM ET



Spotify

SPOTIFY TECHNOLOGY S.A.
C/O SPOTIFY USA INC.
150 GREENWICH ST, 63RD FL
NEW YORK, NY 10007

V61421-P19926

You invested in SPOTIFY TECHNOLOGY S.A. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on April 9, 2025.**

Get informed before you vote

View the Notice and Proxy Statement, Consolidated Financial Statements, Annual Accounts, and Annual Report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to March 26, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

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Vote in Person at the Meeting*

April 9, 2025
4:00 PM (Luxembourg Time)

Arendt House
41A Avenue J.F. Kennedy
L-2082 Luxembourg
Grand Duchy of Luxembourg

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

	Voting Items	Board Recommends
1.	Approve the Company's annual accounts for the financial year ended December 31, 2024 and the Company's consolidated financial statements for the financial year ended December 31, 2024.	For
2.	Approve allocation of the Company's annual results for the financial year ended December 31, 2024.	For
3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2024.	For
4.	Election of Directors. **Nominees:**	
4a.	Mr. Daniel Ek (A Director)	For
4b.	Mr. Martin Lorentzon (A Director)	For
4c.	Mr. Shishir Samir Mehrotra (A Director)	For
4d.	Mr. Christopher Marshall (B Director)	For
4e.	Mr. Barry McCarthy (B Director)	For
4f.	Ms. Heidi O'Neill (B Director)	For
4g.	Mr. Ted Sarandos (B Director)	For
4h.	Mr. Thomas Owen Staggs (B Director)	For
4i.	Ms. Mona Sutphen (B Director)	For
4j.	Ms. Padmasree Warrior (B Director)	For
5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025.	For
6.	Approve the directors' remuneration for the year 2025.	For
7.	Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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